Broadstone Real Estate Access Fund

Supplement dated April 5, 2021
to the Prospectus dated January 29, 2021

On March 15, 2021, the Broadstone Real Estate Access Fund (the “Fund”) announced its quarterly repurchase offer (the “Offer”) for Fund shareholders. This Offer opened on March 15, 2021 and is scheduled to close on April 14, 2021. Although, as previously announced, the Fund is in the course of liquidating, if you participate in the Offer, you may receive cash for all or a portion of your shares sooner than if you do not participate. An affiliate of Benefit Street Partners L.L.C., the Fund’s investment adviser, is a current shareholder of the Fund and intends to participate in the Offer, and Benefit Street Partners L.L.C. recommends that any shareholders who wish to receive cash for all or a portion of their shares more quickly, should do so as well. As set forth in the Offer, repurchases are subject to pro ration if oversubscribed and there is no guarantee that any specific amount of shares you tender will be repurchased by the Fund. Shares will be repurchased in the Offer at the price as set forth therein, which may be more or less than you would have received for such shares had you not participated in the Offer.

This supplement is not an offer to repurchase securities of the Fund, and all repurchases must be effected in accordance with the terms of the Offer. Please review the Offer for additional information.

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This Supplement, dated April 5, 2021, and the Prospectus dated January 29, 2021, provides relevant information for all shareholders and should be retained for future reference. The Prospectus has been filed with the Securities and Exchange Commission, is incorporated by reference, and can be obtained without charge by calling 833-280-4479.